Exhibit 99.2

DIRECTOR STOCK OWNERSHIP POLICY OF

VAXART, INC.

September 3, 2026

I.	BACKGROUND

The purpose of the Vaxart, Inc. (“Vaxart” or the “Company”) Director Stock Ownership Policy (the “Policy”) is to align the interests of non-employee directors of the Company (the “Participants”) with the long-term interests of the Company and the interests of its stockholders.

II.	TARGET OWNERSHIP LEVELS

The target level of stock ownership that Participants must attain and maintain shall be two times the current annual cash retainer for service on the board of directors of the Company (the “Board”).

III.	CASH RETAINER DEFINITION

The cash retainer for purpose of this policy includes the then current annual cash retainer for service on the Board excluding any incremental compensation for serving on board committees or other additional duties.

IV.	SHARES COUNTED

The following forms of equity are included, without duplication, in determining the ownership value held:

●

Shares of the Company’s common stock owned directly or indirectly by the Participant, including shares held jointly, in trust, by immediate family members, but excluding any shares that are pledged or otherwise encumbered; and

●	Shares of the Company’s common stock subject to vested or unvested share-based awards (e.g., restricted stock and restricted stock units) that vest based solely on service.

For purposes of clarity, the following forms of equity will not be included in determining the ownership value held:

●	Shares of the Company’s common stock subject to outstanding, unexercised stock options (whether vested or unvested); and

●	Shares of the Company’s common stock subject to unvested equity awards with vesting based, in whole or in part, on the achievement of performance objectives.

V.           The value of shares held will be calculated annually based on the ninety day simple moving average price of the common stock of the Company on the Company’s principal trading market on which the common stock is listed or quoted as of December 31 of the current year (the “Measurement Date”), and compliance with the applicable stock ownership requirements under this Policy will be measured as of each Measurement Date. Between Measurement Dates, the Company shall monitor the progress of Participants toward the satisfaction of their stock ownership requirements from time to time as deemed appropriate by the Company or as directed by the Nomination and Governance Committee (the “Committee”) of the Board. ATTAINMENT PERIOD AND HOLDING REQUIREMENT

Participants must retain (i) all shares of restricted stock, and (ii) all shares issued upon the vesting of restricted stock units or other stock-based awards received under the Company’s equity plans (in each case, excluding any shares sold to satisfy tax withholding obligations, collectively, the “Covered Shares”), until the target ownership level is met. If a Participant has not met the target ownership level within five years of that Participant’s first award of included equity, then the annual cash retainer for such Participant shall be issued in included equity (RSUs) until the target participation level has been met. A Participant who wishes to sell Covered Shares and whose stock ownership is under the target ownership level must obtain the prior written permission of the Committee to sell or otherwise transfer such Covered Shares unless the Covered Shares will remain directly or indirectly owned by the Participant. The Committee has complete discretion whether to give such permission.

V.	ADMINISTRATION AND MONITORING

This Policy shall be administered and interpreted by the Committee. The Board of Directors reserves the right to change, amend, modify or terminate this Policy at any time. The interpretation by Committee of any provisions of this Policy shall be final, unless otherwise determined by the Board. The Committee, on an annual basis, will review the ownership levels of the Participants, and may consider adjustments from time to time for individuals and/or for categories of Participants. Non-compliance with this policy shall be discussed with a Participant to determine an appropriate course of action. The Committee may make exceptions to the policy, in the event of hardship or other mitigating circumstances.

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